UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Education Realty Trust, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
28140H104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28140H104	SCHEDULE 13D

1	NAME OF REPORTING PERSON GREH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,177,519 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,177,519 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,177,519 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.84%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No.	28140H104	SCHEDULE 13D

1	NAME OF REPORTING PERSON GREENSTREET REAL ESTATE HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,177,519 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,177,519 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,177,519 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.84%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	28140H104	SCHEDULE 13D

1	NAME OF REPORTING PERSON GRST REALTY MANAGEMENT PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,177,519 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,177,519 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,177,519 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.84%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No.	28140H104	SCHEDULE 13D

1	NAME OF REPORTING PERSON SV REALTY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,177,519 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,177,519 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,177,519 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.84%

14	TYPE OF REPORTING PERSON*

OO

          This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to Education Realty Trust, Inc., a Maryland corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2008, and Amendment No. 1 thereto (“Amendment No. 1,” and collectively, as amended, the “Schedule 13D”). The Schedule 13D was filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 2 is being filed to report that as of July 28, 2009 and through the date of this Amendment No. 2, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Company and are no longer subject to reporting requirements on Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented by adding the following thereto:
          GREH purchased an aggregate of 175,577 Shares in open market transactions on the New York Stock Exchange for an aggregate purchase amount of $655,662.70, including commissions, since the Reporting Persons filed Amendment No. 1. GREH purchased all of the Shares using its working capital and capital contributions from Greenstreet Real Estate Holdings, its member manager. Greenstreet Real Estate Holdings, SV Realty and GRST Realty used working capital and funds that were provided as capital contributions from their respective partners and/or members.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented by adding the following thereto:
          (a) — (d) See Items 7-10, 11 and 13 of the cover pages of this Amendment No. 2. GREH purchased an aggregate of 175,577 Shares since the Reporting Persons filed Amendment No. 1. As a result of such purchases, GREH beneficially owns an aggregate of 2,177,519 Shares. GREH is the record owner of all such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by GREH represent approximately 3.84% of the outstanding Shares.
          The percentage ownership of Shares in this Amendment No. 2 is calculated based on 56,697,966 Shares outstanding as of November 6, 2009, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.
          (e) On July 28, 2009, following a common stock offering by the Company, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Company.
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of January 17, 2008 (incorporated by reference to

Schedule 13D filed January 17, 2008)
[Signature Page Follows]

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 2009	GREH LLC, a Delaware limited liability company
	By:	Greenstreet Real Estate Holdings, L.P.,
a Delaware limited partnership Its Manager

	By:	GRST Realty Management Partners, LLC,
a Delaware limited liability company Its General Partner

	By:	Greenstreet Capital Management, Inc.,
a Delaware corporation Its Manager

	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: December 15, 2009	Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership
	By:	GRST Realty Management Partners, LLC,
a Delaware limited liability company Its General Partner

	By:	Greenstreet Capital Management, Inc.,
a Delaware corporation Its Manager

	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: December 15, 2009	GRST Realty Management Partners, LLC, a Delaware limited liability company
	By:	Greenstreet Capital Management, Inc.,
a Delaware corporation Its Manager

	By:	/s/ Jeffrey A. Safchik
Jeffrey A. Safchik, President

Dated: December 15, 2009	SV Realty LLC, a Delaware limited liability company
	By:	/s/ Jeffrey Green
Jeffrey Green, Manager